The Arbitrage Funds

41 Madison Avenue, 42nd Floor

New York, NY  10010

March 4, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:         The Arbitrage Funds (the “Trust”)

Investment Company Act of 1940—Rule 17g-1(g)

Bonding of Officers and Employees

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the Rider to the financial institution bond (the “Amended Bond”) in favor of the Trust and an Officer Certificate reflecting the Board of Trustees of the Trust’s approval of the Amended Bond for purposes of adding AltShares Trust, another registrant in the Fund Complex, as a party to the Bond currently in place for the Trust. A copy of the Rider increasing the limit of liability to $2,500,000 is also enclosed.

The term of the Amended Bond is from 12:01am on December 1, 2019 through 12:01am on December 1, 2020, and the premium for the Amended Bond has been paid through December 1, 2020.

Please call me at (617) 662-1504 if you have any questions.

Very truly yours,

/s/ Brian Link
Brian Link
Vice President and Managing Counsel
State Street Bank and Trust Company

enclosures

RIDER

To be attached to and form part of Investment Company Bond, No. 39 FI 0333394

In favor of         THE ARBITRAGE FUNDS

It is agreed that:

1.     The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an “☒”:

☐	Item 2.	Bond Period: from 12:01 a.m. on	to 12:01 a.m. on
		Standard Time	(MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)
☒	Item 3.	Limit of Liability

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability. If “Not Covered” is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

	COVERAGES	Limit of Liability		Deductible
I.	Employee		$2,500,000		$10,000
II.	Premises		$2,500,000		$10,000
III.	Transit		$2,500,000		$10,000
IV.	Forgery or Alteration		$2,500,000		$10,000
V.	Securities		$2,500,000		$10,000
VI.	Counterfeit Currency		$2,500,000		$10,000
VII.	Computer Systems Fraudulent Entry		$2,500,000		$10,000
VIII.	Voice Initiated Transaction		$2,500,000		$10,000
IX.	Telefacsimile Transfer Fraud		$2,500,000		$10,000
X.	Uncollectible Items of Deposit		$100,000		$5,000
XI.	Audit Expense		$100,000		$5,000
XII.	Stop Payment		$100,000		$5,000
XIII.	Unauthorized Signatures		$100,000		$5,000

	Optional Coverages:
		$	N/A	$	N/A
		$		$
		$		$

No Deductible shall apply to any loss under COVERAGE I. sustained by any “Investment Company.”

2.     This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 2/06/2020  standard time.

AMEND DECLARATIONS PAGE –DISCOVERY RIDER

ITEM 3 NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

ADOPTED MAY 2003

Form F-6004-0

1

RIDER

To be attached to and form part of Investment Company Bond No. 39 Fl 0333394-19 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1. At the request of the INSURED, the Underwriter adds to the list of Insured under the attached bond the following:

AltShares Trust

2. This rider shall become effective as of 12:01 a.m. on 01/27/2020 standard time.

ADDING OR DEDUCTING INSUREDS RIDER

ADOPTED FEBRUARY 2008.

IC 00 H025 00 0308
F-6051-0	©2008, The Hartford

RIDER

To be attached to and form part of Investment Company Bond No. 39 Fl 0333394 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1.   At the request of the INSURED, the Underwriter adds to the list of Insured under the attached bond the following:

AltShares Merger Arbitrage ETF

2. This rider shall become effective as of 12:01 a.m. on 2/06/2020 standard time.

ADDING OR DEDUCTING INSUREDS RIDER

ADOPTED FEBRUARY 2008.

Form F-6051-0	©2008, The Hartford	Page 1 of 1

INSURANCE AGREEMENT AMONG INSUREDS

REQUIRED BY RULE 17g-1(f)

March 4, 2020

This Agreement is entered into on February 25, 2020, among The Arbitrage Funds and AltShares Trust, each a Delaware statutory trust (each, a “Trust” and collectively, the “Trusts”) and a registered management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of each fund, as applicable, covered by the Fidelity Bond referred to below (each, a “Fund” and collectively, the “Funds”).

WHEREAS, the Funds will be named as insureds on a joint fidelity bond issued by Hartford Insurance Company (the “Fidelity Bond”);

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) requires that in the case of a joint Fidelity Bond there shall be an agreement among all insureds providing that in the event recovery is received under such Fidelity Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Fidelity Bond with the minimum coverage required by Rule 17g-1 (“Minimum Required Coverage”);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Fidelity Bond, as follows:

1.        Pursuant to Rule 17g-1(f), each of the undersigned hereby agrees that each Fund shall receive an equitable and proportionate share of the recovery, in an amount at least equal to the Minimum Required Coverage.

2.        Each of the undersigned acknowledges and agrees that, upon approval by the Trusts’ Boards of Trustees, the amount of the Fidelity Bond or the carriers issuing the Fidelity Bond may be changed from time to time, and that any such change shall not affect the rights and obligations of the Funds under this Agreement.

3.        Each of the undersigned agrees that the premium for the Fidelity Bond be allocated pro rata among the Funds based on gross assets.  Each of the undersigned acknowledges and agrees that any new Fund added to the Fidelity Bond or as a party to this Agreement will not be responsible for the foregoing amount incurred prior to the first Fidelity Bond renewal following the addition of such Fund.

4.        Each Fund seeking recovery amounts in excess of its Minimum Required Coverage shall recover excess amounts in full as long as the retaining aggregate policy limit is sufficient to provide all other Funds with their Minimum Required Coverage.  If multiple Funds seek recovery of amounts in excess of their respective Minimum Required Coverage, and the remaining aggregate Fidelity Bond limit is not sufficient to pay all such amounts in full, such Funds shall share in any remaining amount of available aggregate Fidelity Bond limit on the basis of the each Fund’s Minimum Required Coverage as a percentage of the total amount of Minimum Required Coverage for all Funds seeking claim recovery amounts in excess of the Minimum Required Coverage, provided that no Fund recovers more than its actual losses.

The Trustees of each Trust shall not be personally liable for any obligations under this Agreement and the shareholders of each Fund shall not be personally liable for any obligations of their respective Fund under this Agreement.  Each party agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the applicable Fund(s) in settlement of such rights or claims, and not to the Trustees of the Fund(s) or the shareholders of the Fund(s).

THE ARBITRAGE FUNDS

By:	/s/ John Orrico
John Orrico, President of the Trust

ALTSHARES TRUST

By:	/s/ John Orrico
John Orrico, President of the Trust

SECRETARY CERTIFICATE

I, William Keena, Secretary of The Arbitrage Funds (the “Trust”), hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust, including a majority of the trustees who are not “interested persons” of the Trust (the “Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended, (the “1940 Act”) at a meeting duly called and held on February 25, 2020, at which a quorum was present and acting throughout:

APPROVAL OF AMENDED FIDELITY BOND

RESOLVED, that it is the finding of the Board of Trustees of the Trust (the “Board” or the “Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as that term is defined in the 1940 Act) (the “Independent Trustees”), voting separately, that the amended Bond continues to be reasonable in form and amount, having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 under the 1940 Act may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Funds, and the nature and size of the business activities of the Trust; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, hereby ratifies and approves the payment by the Trust of the portion of the premium on the amended Bond in the amount of  $2,257, after having given consideration to all relevant factors, including, but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the amended Bond and the total amount of the premium for such bond, the allocation of premium among all parties and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the allocation among the Funds of the Trust’s portion of the premium on the amended Bond is fair and reasonable, provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Funds would pay no more than the premium of an individual policy and no more than the share of the joint premium based on the relative premium which would apply to individual policies obtained by the Funds participating in the Bond; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, as required by Rule 17g-1(f) under the 1940 Act, hereby approves the “Insurance Agreement Among Insureds Required by Rule 17g-1(f)” which will govern the allocation of premiums and recoveries among the joint insureds; and

FURTHER RESOLVED, that any one officer of the Trust shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trust are authorized and directed to file copies of the aforesaid Bond and any amendments thereto with the Securities and Exchange Commission, to take such actions and execute such documents as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder; and

FURTHER RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Bond including an agreement on behalf of the insureds regarding the allocation of premium for share and recovery from the Bond as required by Rule 17g-1(f) under the 1940 Act, are hereby approved, ratified, and confirmed in all respects; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any and all payments and do any and all other acts, in the name of the Trust and on the Trust’s behalf, as it may be determined to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has executed this Secretary Certificate this 4th day of March, 2020.

/s/ William Keena
William Keena
Secretary of the Trust